EXHIBIT 99.34

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FORTUNA SILVER MINES INC. ANNOUNCES CLOSING OF CAD$46,000,000 MILLION BOUGHT DEAL COMMON SHARE FINANCING

December 23, 2010 Vancouver, British Columbia – Fortuna Silver Mines Inc. (TSX:FVI / Lima Stock Exchange:FVI or the “Company”) is pleased to announce that it has closed the bought deal equity financing announced December 1, 2010 (the “Offering”).  The Company has issued 11,500,000 common shares at a price of CAD$4.00 per common share for gross proceeds of CAD$46,000,000.

The Offering was led by Canaccord Genuity Corp. and included CIBC World Markets, BMO Capital Markets and Cormark Securities Inc. (the “Underwriters”).  In connection with the Offering the Underwriters received a cash commission equal to 5% of the gross proceeds raised through the Offering.

The proceeds of the Offering will be used to fund development work at the San Jose Project following commencement of production, exploration programs in Mexico and Peru, and for working capital.

The Toronto Stock Exchange has not reviewed and does not take responsibility for the accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S Persons unless registered under the U.S Securities Act and applicable state securities laws or an exemption from such registration is available.

Fortuna Silver Mines Inc. Is a growth-oriented silver producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma Silver mine in southern Peru and the San Jose Silver-Gold Project in Mexico. Fortuna is selectively pursuing additional acquisitions opportunities. For more information, please visit our website at www.fortunasilver.com.

Forward Looking Statements

Certain statements in this news release constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action.  These statements include the expectations regarding the use of the proceeds from the Offering, and descriptions of Fortuna’s future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Fortuna's mining and mine development activities, risks inherent in mineral exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labour relations and other risk factors.

ON BEHALF OF THE BOARD

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Exchange: FVI

Investor Relations
Lima office: Carlos Baca – Tel: 51.1.616.6060
Vancouver office: Ralph Rushton – Tel: 604.484.4085